BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 22, 2010

Mr. Gus Rodriquez

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Fiscal Year ended December 31, 2009

Dear Mr. Rodriquez:

The purpose of this letter is to advise you that it will not be possible to respond within 10 business days to the additional comment letter that we received from you on June 11, 2010. It is our current intent to provide our response to you no later than July 2, 2010. However, we will make every effort to provide our response to you sooner.

I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

MDH/es

cc:	Ibolya Ignat – Staff Accountant

Mark Brunhofer – Senior Staff Accountant

Daniel J. Jaksich